April 16, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re:     Guggenheim Defined Portfolios, Series 1033
        File Nos. 333-187417 and 811-03763

Dear Mr. Fess:

        On March 21, 2013, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1033 (the "Fund"), consisting of a unit investment trust, US Housing
Recovery Trust, Series 1 (the "Trust").  We have reviewed the registration statement, and have
provided our comments below.

**COVER LETTER**

1.      The cover letter to the registration statement indicates that the Fund will file an
amendment to the registration statement pursuant to Rule 487 under the Securities Act of 1933
(the "Securities Act"), designating a date for the registration statement to become effective.
Since Rule 487(a)(1) provides for this procedure "except for the first series of such trust," and
the registration statement indicates that this is the first series of the Trust, please explain to us
why the Fund may pursue effectiveness in reliance on Rule 487.  In addition, please explain to us
how the Fund has fulfilled the requirements of Rule 487(b)(3), specifically, the identification of
one or more previous series of the Trust for which the effective date was determined by the
Commission or its staff, as well the representations described in paragraphs (b)(3), (b)(4), and
(b)(5) of this section.

**PROSPECTUS**

**Principal Investment Strategy**

2.      The Trust's name includes the term "housing."  Therefore, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "housing" securities, and provide the criteria used to determine whether an investment is a "housing" security.  For example, the issuer derives more than 50% of its revenue from housing construction.  See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

        Also, since the starting universe described in the Security Selection section is the Russell 3000 Index, please disclose in this section that the Trust will invest in small- and mid-capitalization companies.

**GENERAL COMMENTS**

3.      Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

4.      We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

5.      Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

6.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

        •       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,


Edward P. Bartz
Staff Attorney